Filed by Poniard Pharmaceuticals, Inc. pursuant to

Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Subject Company: Poniard Pharmaceuticals, Inc.

Commission File No. 0-16614

Glass Lewis Recommends Poniard Shareholders Vote “FOR” Poniard’s

Proposed Merger with ALLOZYNE and Reverse Stock Split

SAN FRANCISCO, Calif. – November 7, 2011 – Poniard Pharmaceuticals, Inc. (Nasdaq: PARD) announced today that Glass, Lewis & Co., an independent proxy advisory firm, has recommended that Poniard shareholders vote “FOR” all proposals listed in the Company’s proxy statement materials, including the proposal related to the issuance of stock in connection with its proposed merger with ALLOZYNE, Inc. and the proposal to effect a reverse stock split of Poniard’s outstanding common stock at a ratio of 1-for-40.

In its report, dated November 3, 2011, Glass Lewis stated the following:

•

“…The [Poniard] board pursued a wide array of potential merger or acquisition partners over approximately 18 months. The result of this process is a combination that provides exposure to ALLOZYNE’s potential viable suite of drug candidates in exchange for what appears to be reasonable consideration. In the absence of any superior alternatives, which we expect are not likely forthcoming given the breadth of the board’s review, we believe shareholders should support this proposal.”

•

“As we agree with the board that the merger is in the best interest of the Company, we believe the board should have the authority to reduce the number of shares of common stock outstanding in order to meet a condition of the merger. Accordingly, we recommend that shareholders vote FOR this proposal.”

Poniard shareholders are encouraged to read the definitive proxy statement/prospectus/consent solicitation dated October 10, 2011, which includes a comprehensive discussion of the proposed merger, and the stock issuance and reverse stock split proposals. The Company’s Board of Directors unanimously recommends that Poniard shareholders vote “FOR” all proposals, in person or by proxy, at the upcoming special shareholder meeting to be held on November 21, 2011. Approval of the proposed transaction requires the affirmative vote of the holders of a majority of the shares of Poniard common stock, casting votes in person or by proxy at the special shareholder meeting.

Assuming shareholders approve the issuance of Poniard common stock pursuant to the merger agreement and the other proposals set forth in the proxy statement/prospectus/consent solicitation, immediately following the merger, Poniard will change its name to ALLOZYNE, Inc.

The merger would result in a Nasdaq-listed biotechnology company focused on developing and commercializing therapeutics in the areas of autoimmune and inflammatory disease and cancer.

How to Vote Your Shares

Shareholders with questions about the proposals or who need assistance voting their shares are strongly encouraged to contact Poniard’s proxy solicitation firm, D.F. King & Co., Inc. at 800-967-7635.

Poniard urges all shareholders to vote as soon as possible:

•	By Phone: Call toll free (800) 454-8683 and have your control number as listed on the voting instruction form ready and follow the simple instructions;

•	Over the Internet: Shareholders may also cast their votes on the internet at www.proxyvote.com as long as they know their proxy control number on their notice of internet availability or proxy card;

•	Through Their Stockbroker: Shareholders may also contact their stockbrokers for help with casting their votes;

•	By Mail: Shareholders may vote by mailing in the proxy card they received with their proxy materials; or

•

In Person: Shareholders may vote by attending the special meeting in person on Monday, November 21, 2011 at 9:00 a.m. Pacific Time at the offices of Bay City Capital, 750 Battery Street, Suite 400, San Francisco, CA 94111.

Votes submitted by phone or over the internet must be received by 11:59 p.m. Eastern Time on November 20, 2011.

Please note that voting by phone or internet may require that you have your proxy control number available. This number is printed on the notice of internet availability of proxy materials or proxy card mailed to you.

Important Additional Information

On July 25, 2011, Poniard filed a Registration Statement on Form S-4 (No. 333-75778), which included a preliminary proxy statement/prospectus/consent solicitation in connection with the merger. The Registration Statement was declared effective on October 7, 2011 and the definitive proxy statement/prospectus/consent solicitation dated October 10, 2011, was mailed to Poniard and ALLOZYNE stockholders on or about October 13, 2011. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS/CONSENT SOLICITATION AND ANY SUPPLEMENTS OR AMENDMENTS THERETO BECAUSE THESE MATERIALS CONTAIN IMPORTANT INFORMATION ABOUT PONIARD, ALLOZYNE AND THE MERGER.

Investors and security holders may obtain free copies of the definitive proxy statement/prospectus/consent solicitation and other documents filed with the SEC by Poniard through the website maintained by the SEC at http://www.sec.gov. In addition, investors and security holders can obtain free copies of these materials from Poniard by calling Poniard Investor Relations at (650) 583-3774, by requesting them in writing from Poniard, 750 Battery Street, Suite 330, San Francisco, CA 94111, or by visiting the Poniard website at http://www.poniard.com.

Poniard and its directors and executive officers may be deemed to be participants in the solicitation of proxies from shareholders in favor of the proposed transaction. Information regarding the directors and executive officers of Poniard and their interests in the proposed transaction is available in the definitive proxy statement/prospectus/consent solicitation.

About Poniard Pharmaceuticals

Poniard Pharmaceuticals, Inc. is a biopharmaceutical company focused on the development and commercialization of innovative oncology products. For additional information please visit http://www.poniard.com.

Permission to use quotations from the Glass Lewis report was neither sought nor obtained.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1994. Words such as “expect,” “estimate,” “project,” “forecast,” “anticipate,” “may,” “will,” “can,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. Forward-looking statements include, without limitation, statements regarding corporate strategy, forecasts of product development and commercialization, the Company’s ability to effect the reverse stock split and consummate the merger with ALLOZYNE, the potential benefits of the proposed merger, potential transaction timing, anticipated future operations, projected capital needs, the availability of future funding and other matters that involve known and unknown benefits, risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to differ materially from results expressed or implied in this press release. Such risk include, among others: Poniard’s current cash position, the failure of the Poniard or ALLOZYNE stockholders to approve the merger and/or the required reverse stock split; Poniard’s ability to satisfy Nasdaq conditions for continued or initial listing of its common stock; actions by the SEC or Nasdaq; the failure of Poniard or ALLOZYNE to meet any of the conditions to the closing of the merger; the failure to realize the anticipated benefits of the merger or delay in realization thereof; the cash positions of Poniard and ALLOZYNE at closing of the merger; the ability of the combined company to obtain substantial additional financing on a timely basis and on favorable terms; the difficulty of developing biopharmaceutical products and obtaining regulatory or other approvals; the uncertainty regarding market acceptance of any products for which regulatory approval is obtained; whether certain market segments grow as anticipated; the competitive environment in the biopharmaceutical industry; the potential inability of Poniard to obtain, maintain, and enforce patent and other intellectual property protection for its product candidates; the success of future clinical trials; and the ability of Poniard to enter into and maintain collaborative arrangements to develop picoplatin on favorable terms. Actual results may differ materially from those contained in the forward-looking statements in this press release. Additional information concerning these and other risk factors is contained in Poniard’s Annual Report on Form 10-K for the year ended December 31, 2010 and Poniard’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2011. In addition, investors and security holders are also urged to read carefully the risk factors set forth in the definitive proxy statement/prospectus/consent solicitation dated October 10, 2011.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this release. Poniard undertakes no obligation to update any forward-looking statements to reflect new information, events or circumstances after the date of this release or to reflect the occurrence of unanticipated events. All forward-looking statements are qualified in their entirety by this cautionary statement.

For Further Information:

Investors:

Kristian Klein

D.F. King

(212) 232-2247

kklein@dfking.com

Media:

David Pitts

Argot Partners

(212) 600-1902

david@argotpartners.com